December 11, 2023

VIA EDGAR

Ms. Sasha Parikh and Mr. Kevin Vaughn

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Royalty Pharma plc

Form 10-K for the period ended December 31, 2022

Filed February 15, 2023

File No. 001-39329

Dear Ms. Parikh and Mr. Vaughn,

This letter responds to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to Terrance Coyne, Chief Financial Officer of Royalty Pharma plc (the “Company”), dated November 27, 2023, regarding the above-referenced filing. For your convenience, we have reproduced each of the Staff’s comments in bold immediately preceding the Company’s response.

Form 10-K for the period ended December 31, 2022

Non-GAAP Financial Results, page 68

1.

We continue to have concerns about your current presentation of Adjusted EBITDA. With regards to compliance with your credit agreement, you may disclose Adjusted EBITDA based on the calculation provided in your response to comment one in your letter dated September 19, 2023, which uses the same terminology used in the credit agreement and is calculated to reflect its definition in the credit agreement. Refer to question 102.09 of the non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in future filings, including its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 10-K”), to present Adjusted EBITDA using the same terminology used in the Company’s credit agreement and calculated to reflect its definition in the credit agreement. The Company further assures the Staff that any such disclosure will include the material terms of the Company’s credit agreement, the amount or limit required for compliance with the financial covenants that use Adjusted EBITDA and the actual or reasonably likely effects of compliance or non-compliance with the financial covenants that use Adjusted EBITDA on the Company’s financial condition and liquidity in accordance with Question 102.09 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

2.

As noted in prior comment two, your presentation of Adjusted Cash Receipts as a non-GAAP measure appears to include certain adjustments that are prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise to remove your disclosure of Adjusted Cash Receipts as a non-GAAP measure.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its disclosure in its future filings, including its 2023 10-K, to remove its disclosure of Adjusted Cash Receipts as a non-GAAP measure. Management has concluded that it will refer to what was formerly known as “Adjusted Cash Receipts” as “Portfolio Receipts.” Portfolio receipts is a metric defined as the sum of (i) royalty receipts, which includes variable payments based on sales of products and (ii) milestones and other contractual receipts, which include sales-based or regulatory milestones payments and other fixed contractual receipts, in each case net of contractual payments to the legacy non-controlling interests. Management believes that Portfolio Receipts is a key performance metric because it represents the Company’s ability to generate cash from its portfolio investments, the primary source of capital that the Company can deploy to make new portfolio investments.

The table below reflects the new presentation of Portfolio Receipts that the Company will adopt in its 2023 10-K.

(in 000s)	Year Ended December 31,		Change
	2022	2021	$	%
Cystic fibrosis franchise	$690,007	$582,378	107,629	18.5
Tysabri	304,794	304,264	530	0.2
Imbruvica	257,729	290,880	(33,151)	(11.4)
Xtandi	153,884	130,313	23,571	18.1
Promacta	149,707	143,104	6,603	4.6
Tremfya	97,307	35,718	61,589	172.4
Trelegy	89,915	—	—	—
Cabometyx/Cometriq	55,426	33,722	21,704	64.4
Evrysdi	40,645	16,098	24,547	152.5
Prevymis	37,126	37,505	(379)	(1.0)
Farxiga/Onglyza	36,134	29,984	6,150	20.5
Orladeyo	21,801	6,740	15,061	223.5
Trodelvy	20,448	11,041	9,407	85.2
Erleada	17,620	11,726	5,894	50.3
Crysvita	16,816	13,798	3,018	21.9
Emgality	15,522	12,760	2,762	21.6
Nurtec ODT	14,984	6,553	8,431	128.7
Other Product Royalties (1)	223,554	341,721	(118,167)	(34.6)

Royalty Receipts	2,243,419	2,008,305	235,114	11.7
Milestones and Other Contractual Receipts (2)	545,874	120,633	425,241	352.5

Portfolio Receipts	$2,789,293	$2,128,938	660,355	31.0

(1)

Other Product Royalties primarily include royalties on sales of the following products: Cimzia, Entyvio, HIV Franchise, IDHIFA, Januvia, Janumet, Other DPP-IVs, Letairis, Lexiscan, Mircera, Myozyme, Nesina, Soliqua and Tazverik.

(2)

Milestones and Other Contractual Receipts include receipts related to Bosulif (a product co-developed by our joint venture investee, Avillion) and distributions from the Legacy SLP Interest, both of which are presented as Distributions from equity method investees on the Statements of Cash Flows). Milestones and Other Contractual Receipts also include quarterly redemption payments of $12.9 million related to the Series A Biohaven Preferred Shares. The 2022 amount also includes accelerated redemption payments of $457.6 million for all outstanding Series A and Series B Biohaven Preferred Shares following Pfizer’s acquisition of Biohaven in October 2022. The 2021 amount also includes a one-time milestone payment of $37.1 million that we received in respect of Soliqua.

The Company’s disclosures of this key performance metric will comply with the disclosure requirements in SEC Release No. 33-10751, including to disclose that Portfolio Receipts is a summation of the following line items from the Company’s Statement of Cash Flows :

•	Cash collections from financial royalty assets;

•	Cash collections from intangible royalty assets;

•	Other royalty cash collections;

•	Proceeds from available for sale debt securities; and

•	Distributions from equity method investees,

less

Distributions to legacy non-controlling interests.

Portfolio Receipts does not include proceeds from equity securities or proceeds from purchases and sales of marketable securities, both of which the Company believes are not fundamental to its business strategy.

3.

We have reviewed your response to prior comment two regarding the non-GAAP measure Adjusted Cash Flow. As the basis used to determine what amounts are included in and excluded from Adjusted Cash Flow remains unclear, please provide us with additional information explaining the manner in which this measure is calculated. In addition, further explain why this measure provides useful information to investors, including as compared to other disclosed amounts such as Net Cash Provided by Operating Activities.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will no longer report the non-GAAP measure Adjusted Cash Flow starting with the Company’s 2023 10-K. The Company respectfully advises the Staff that the Company intends to disclose two new non-GAAP measures, Portfolio Cash Flow and Portfolio Cash Flow After Capital Deployment.1

As noted in prior correspondence with the Staff, the Company believes its investors and research analysts rely on the cash fundamentals of its business — specifically, the Company’s ability to generate cash from portfolio investments and use that cash to make future portfolio investments or to engage in other capital transactions such as dividends, share repurchases and debt service — when assessing the business. Portfolio Cash Flow will present cash generated from portfolio investments after cash payments for operating and professional costs and interest, and Portfolio Cash Flow After Capital Deployment will present cash generated from portfolio investments after cash payments for operating and professional costs and interest, and all investments in royalties, milestones and other contractual receipts. We will supplementally present the detail of capital deployment by category as they appear on the Company’s GAAP financial statements. Capital Deployment represents the total outflows that will drive future Portfolio Receipts as outlined in the above Question 2 response. Capital Deployment does not include investments in equity securities or marketable securities for the reasons noted in the above Question 2 response.

[1]

For clarity, the Company will comply with Item 10(e)(1(ii)(A) of Regulation S-K when disclosing Portfolio Cash Flow and Portfolio Cash Flow After Capital Deployment. Portfolio Cash Flow will exclude cash settled charges in the form of development-stage funding payments, however, Portfolio Cash Flow (and Portfolio Cash Flow After Capital Deployment) will not be included in periodic reports filed with the Commission, including the Company’s Annual Reports on Form 10-K.

These two new measures, Portfolio Cash Flow and Portfolio Cash Flow After Capital Deployment, will simplify the presentation of the Company’s cash fundamentals to investors. Portfolio Cash Flow will include all cash generated by portfolio investments less cash payments for operating and professional costs and interest. Similarly, Portfolio Cash Flow After Capital Deployment will account for all cash used in the Company’s business of making portfolio investments that will generate future Portfolio Receipts, regardless of how such investment is classified in the Company’s Statement of Cash Flows2.

Portfolio Cash Flow will provide investors with a single measure of the cash generated by the Company’s fundamental investment business each period, after cash expenses that are necessary to operate the business, and that is, therefore, available to fund future portfolio investments (i.e., generate future Portfolio Receipts) or engage in capital transactions. Portfolio Cash Flow After Capital Deployment will provide investors with a single measure of the cash generated or expended by the business each period after capital deployment for portfolio investments during a period.

The Company will reconcile Portfolio Cash Flow and Portfolio Cash Flow After Capital Deployment to Net cash provided by operating activities. While not a replacement for GAAP, the Company believes this supplemental information is useful to investors because under GAAP, cash generated by (used in) the Company’s portfolio investments is presented in various line items of its Statement of Cash Flows in a manner that makes it difficult to easily understand the cash fundamentals of its business. Management has concluded that Portfolio Cash Flow and Portfolio Cash Flow After Capital Deployment provide valuable information to investors about the net cash inflows of the business before and after capital deployment for portfolio investments.

*        *        *

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (212) 883-2276 or via e-mail at tcoyne@royaltypharma.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Terrance Coyne
Terrance Coyne
Executive Vice President and Chief Financial Officer

cc:	Via E-mail

Pablo Legorreta, Founder and Chief Executive Officer

George Lloyd, Executive Vice President, Investments and Chief Legal Counsel

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

[2]

Capital Deployment includes portfolio investments that are classified as an acquisition of a royalty asset, a development stage funding payment, an investment in an equity method investee or the purchase of an available for sale debt security.

4